FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing that Banco de Chile and Citigroup Inc. have extended the term of the Cooperation Agreement and Global Connectivity Agreement, and entered into two additional agreements.

Santiago, November 29, 2019.

Mr. Joaquín Cortez Huerta

President

Financial Market Commission

Present

Ref: ESSENTIAL INFORMATION.

Mr. President,

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of Banks and Financial Institutions, I hereby inform you as an essential information that, on this date, Banco de Chile and Citigroup Inc. have agreed to extend the term of the Cooperation Agreement and Global Connectivity Agreement, both entered into on October 22, 2015. Pursuant to this extension, the term of such agreements is extended from January 1st, 2020 until January 1st, 2022, and the parties may agree before August 31st, 2021 to another extension for two years starting on January 1st, 2022. In the event the latter does not take place, the agreements shall be extended once for a term of one year starting on January 1st, 2022 until January 1st, 2023. The same renewal procedure may be used in the future as the parties may agree from time to time.

Along with the foregoing and on the same date, Banco de Chile and Citigroup Inc. entered into the Amended and Restated Trademark License Agreement and the Amended and Restated Master Services Agreement, where they agreed that their tenor will be the same established in the Cooperation Agreement referred above.

The Board of Banco de Chile, in meeting N° BCH 2,912 of November 28, 2019, approved the extension and subscription of the aforementioned agreements, in the terms provided by articles 146 et seq. of the Chilean Corporations Law (Ley de Sociedades Anónimas).

Sincerely,

Eduardo Ebensperger
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2019.

Banco de Chile

/s/ Eduardo Ebensperger
	By:	Eduardo Ebensperger
CEO